May 8, 2007 / Addendum dated May 11, 2007	Leesport Financial Corp.
1240 Broadcasting Road
Wyomissing, PA 19610-0219

voice 610.208.0966
fax 610.372.5705

Mr. James L. Kroeker
Deputy Chief Accountant
U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re:	Leesport Financial Corp
File No. 000-14555

Dear Mr. Kroeker:

We are respectfully requesting a conference call at your earliest convenience to appeal a decision reached on a conference call of May 6, 2007, with several of your colleagues related to our early adoption of SFAS 159.  Participants on the call yesterday were:  Ben Phippen, Staff Accountant — Division of Corporate Finance; Hugh West, Accounting Branch Chief — Division of Corporate Finance; Donald A. Walker, Jr., Senior Assistant Chief Accountant — Division of Corporate Finance; Stephanie Hunsaker — Division of Chief Accountants Office.

Although we respectfully disagree with your staff’s interpretation of both the facts and the principles related to our early adoption of SFAS 159, we do thank the staff for their professionalism and courtesy extended during this process.

Due to the timing of the release of FASB 159 and coincidental evaluation of certain investment securities in mid February 2007, we became an early adopter of FASB 159.  We believe we documented all the best governance practices and adherence to GAAP in reaching our decision.  We contacted our auditors, banking regulators, investment bankers and received approval of the Executive Committee of our Board of Directors.  At the same time we vigorously searched for any and all guidance we could find prior to our adoption.  To the best of our knowledge, there were no subsequent guidance or precautions issued by either FASB or the SEC prior to our March 27, 2007 adoption.  Shortly after our initial press release of March 30, 2007, and our 8K filing of April 3, 2007, both your agency and the Center for Audit quality began to comment on principles vs. rule based accounting.  Knowing that a transition from rules based to principles based accounting would be difficult, as you noted in your speech of April 4, we would have expected more guidance from FASB with regard to adoption.  When we made the decision to adopt we felt we were within both the principles, spirit and rules of FASB 159.  We also elected to be as transparent as possible with regard to this transaction.  The SEC staff members on yesterday’s call were very complimentary about the clarity and completeness of our disclosures.

We would appreciate the opportunity to discuss the facts, timelines and circumstances related to our institutions specific interpretation and early adoption of FASB 159.

Thank you for your consideration of our request for a conference call at your earliest convenience.

I can be reached at my office number of 610-208-0966, ext. 212 or if you prefer, my cell phone at 610-406-2788.

Sincerely,

/s/ Robert D. Davis
Robert D. Davis
President & Chief Executive Officer

cc:

Mr. Edward C. Barrett, Executive Vice President, Chief Financial Officer
Mr. Alfred J. Weber, Chairman of the Board
Mr. Andrew J. Kuzneski, Jr., Vice Chairman of the Board and Chairman of the Audit Committee

Addendum added May 11, 2007 pursuant to conversation with SEC Staff on
May 11, 2007:
Request for additional consideration

After additional conversation with the staff of the Division of Corporate Finance and Office of the Chief Accountant we are requesting consideration of the following:

As referenced in our letter of May 8, 2007 to James L. Kroeker, there was little or no guidance available at the time we adopted FASB 159.  After we adopted there were many differing views on what was the intent or principles that were inherent in FASB statement 159.

Based on comments from the SEC staff on examples of transactions that could be approved, we are requesting the SEC consider permitting us to amend our adoption of FASB 159 by electing to classify $50,000,000 of the acquired securities as “trading” assets.  By so doing, we will have demonstrated a substantive adoption of electing fair value accounting for a significant amount of the securities on an ongoing basis.  Our intent on utilizing these assets to both hedge interest rate risk and fund loans has not changed.  The securities purchased were predominately cash flowing mortgage-backed securities with an average life of approximately 4 years.  Currently, we do not anticipate selling any of these assets but do expect to utilize, at a minimum, the cash flow to fund loans.  The loans will not be carried at fair value.  Again, while not anticipated, there is always a possibility we would want to liquidate the trading portfolio in order to reduce liabilities or hedge interest rate risk.  We feel that this action, since not anticipated or expected, would not be inconsistent with the principles of FASB 159.

While FASB 159 paragraph 9 requires designation of the classification at the time of purchase, what we understand as the view of the SEC staff is that if the proceeds from the sale of the securities originally selected for fair value accounting were reinvested in trading securities that would be a substantive adoption of FASB 159.  Although we did not and still don’t see this as part of paragraph 9 of the FASB 159 transition provision, had we known the SEC staff’s view, we could have taken that into consideration to ensure that we met the objectives of FASB 159.

Thank you for your consideration of this additional request which would allow us to properly implement FASB 159.

Please feel free to contact me at my office number of 610-208-0966, ext. 212 or if you prefer, my cell at 610-406-2788.  You may also contact Edward C. Barrett, CFO at his office number of 610-208-0966 ext. 251 or cell 610-334-1875.

We will call Mark Mahar on Monday morning 5/14/2007 to discuss this request in greater detail.

Sincerely,

/s/ Robert D. Davis
Robert D. Davis
President & Chief Executive Officer

cc:

Mr. Edward C. Barrett, Executive Vice President, Chief Financial Officer
Mr. Alfred J. Weber, Chairman of the Board
Mr. Andrew J. Kuzneski, Jr., Vice Chairman of the Board and Chairman of the Audit Committee